UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-41656

Jayud Global Logistics Limited

(Translation of registrant’s name into English)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Information contained in this report

On July 22, 2024, the directors of Jayud Global Logistics Limited (the “Company”) approved the 2024 Share Incentive Plan (the “2024 Plan”). On December 19, 2025, the directors of the Company approved the amended and restated plan (the “Amended and Restated 2024 Plan”). A copy of the Amended and Restated 2024 Plan is filed hereto as Exhibit 99.1 and incorporated herein by reference. The maximum aggregate number of ordinary shares which may be issued under the Amended and Restated 2024 Plan shall be 550,000 (the “Share Reserve”) initially. In addition, the Share Reserve will automatically increase on June 30 of each calendar year, for a period of not more than ten (10) years, beginning on June 30, 2026 and ending on (and including) June 30, 2036 (each, an “Evergreen Date”) in an amount equal to twenty percent (20%) of the total number of shares outstanding on the June 29 immediately preceding the applicable Evergreen Date.

On the same date, the Board approved the issuance of an aggregate of 540,000 Class A ordinary shares of the Company to 13 employees, officers, and directors as discretionary bonus shares, in recognition of their contributions and services rendered for the Company’s IPO and recent operations, to create a more direct and fair alignment between executive compensation and the Company’s overall performance, and to achieve compensation at the industry median for listed companies.

Exhibit Index

Exhibit No.	Description
99.1	Amended and Restated 2024 Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2025

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
	Name	Xiaogang Geng
	Title:	Chief Executive Officer

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